Exhibit 99.1

Uppsala July 9, 2019

PRESS RELEASE

Oasmia discontinues cooperation with former executive chairman

Oasmia has today ended the engagement and cooperation with the former executive chairman Julian Aleksov without any further remuneration. This is done in the light of the transactions mentioned in the company's press release on June 28 and the company has today also filed a report to the Swedish Economic Crime Authority in this matter.

A special examiner has also now been appointed, Svante Forsberg, former chairman of Deloitte Sweden and of FAR (Swedish association of Auditors). His assignment is aiming to give all shareholders relevant ground to judge whether the former management and board can be discharged from liability.

For more information:

Investor Relations Oasmia

E-mail: IR@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).